Exhibit 99.1

深圳科卫机器人科技有限公司

Shenzhen Kewei Robot Technology Co., Limited

和

And

卫安智能有限公司

Guardforce AI Co., Limited

深圳卫安智能机器人科技有限公司

Shenzhen GFAI Robot Technology Co., Limited

资产收购协议

Asset Acquisition Agreement

协议编号：AAA-SZKW-GFAI-20221221

Agreement No.: AAA-SZKW-GFAI-20221221

目录 / Contents

1.	定义Definitions	2
2.	资产收购Asset Acquisition	4
3.	标的资产Subject Assets	5
4.	标的资产转让安排Arrangements for the Transfer of the Subject Assets	5
5.	禁止同业Prohibition of Interoperability	6
6.	知识产权Intellectual Property Rights	6
7.	估值和定价Valuation and Pricing	6
8.	付款方式Payment methods	7
9.	交割Delivery	7
10.	陈述与保证Representations and warranties	8
11.	违约责任及协议的解除Liability for Breach of Contract and Termination of Agreement	9
12.	完整性Completeness	10
13.	保密Confidentiality	10
14.	成本和费用Costs and Expenses	10
15.	成立及生效Establishment and Effectiveness	10
16.	法律适用及争议解决Legal Application and Dispute Resolution	10
17.	通知Notices	11
18.	其他Other	11

资产收购协议

Asset Acquisition Agreement

本协议于 2022 年12月21日由下列各方订立：

This Agreement is made on the date of December 21, 2022

BETWEEN:

卖方：深圳科卫机器人科技有限公司

Vendor: Shenzhen Kewei Robot Technology Co., Limited

买方1：卫安智能有限公司，根据开曼群岛法律成立，位于Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands（下称“买方1”）

Purchaser Ⅰ: Guardforce AI Co., Limited, incorporated under the laws of the Cayman Islands, located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (hereinafter referred to as “Purchaser Ⅰ”)

买方2：深圳卫安智能机器人科技有限公司，根据中国法律成立，位于中国深圳市南山区南山街道南光社区南海大道2239号新能源大厦AB座7A706（下称“买方2”）

Purchaser Ⅱ: Shenzhen GFAI Robot Technology Co., Limited, incorporated under the laws of China, located at 7A706, Block AB, New Energy Building, No. 2239 Nanhai Avenue, Nanshan Street, Nanshan District, Shenzhen, China (hereinafter referred to as “Purchaser Ⅱ”)

买方1、买方2合称为买方。

Purchaser Ⅰ and Purchaser Ⅱ collectively referred to as the “Purchasers”.

1.	定义Definitions

1.1	在本协议中，除非另有说明或上下文另有要求，否则以下表述应具有与其相对应的含义：

1.1	As used in this Agreement，unless otherwise expressed or required by context, the following expressions shall have the respective meanings set opposite thereto, as follows:

表述 Expression	定义 Meaning
“本协议” Agreement

卖方与买方关于收购科卫集团公司机器人业务有关资产的资产收购协议（含该协议现时及未来的附表和附件）以及对该等协议的不时修订、增加、补充和调整。

Asset Acquisition Agreement (including the schedules and attachments thereto now and in the future) between the Vendor and the Pruchasers for the acquisition of assets related to the robot business of the Kewei Group of Companies and the amendments, additions, supplements and adjustments thereto from time to time.

“本次收购” “Acquisition”

买方/卖方根据本协议的交易安排，成体系地收购/出售卖方名下有关机器人等设备的租赁、广告置换、销售等业务涉及的机器人设备、客户及业务资源权属、人力资源等资产。

The Purchasers/Vendor shall systematically acquire/sell assets such as the robotic equipment, customer and business resource ownership, human resources involved in the business such as leasing, advertising replacement and sales of robots and other equipment under the name of the Vendor, in accordance with the transaction arrangement of this Agreement.

“标的资产” “Subject Assets”

卖方拟在本次收购中向买方出售的其名下有关机器人等设备的租赁、广告置换、销售等业务涉及的机器人设备、客户及业务资源权属、人力资源等，具体范围以本协议第3条约定为准。

The robotic equipment, customer and business resource ownership, human resources involved in the core business of leasing, advertising replacement, and sales of robots and other equipment under the name of the Vendor to be sold to the Purchasers in the Acquisition. The specific scope is subject to the provisions of Article 3 of this Agreement

“交割日” “Completion Date”	买方和卖方完成本协议第9条约定的全部条件，或由买方和卖方一致同意的另一天。 Purchasers and Vendor complete all of the conditions set forth in Article 9 of this Agreement, or on another day as agreed to by Purchasers and Vendor.
“收购对价” “Acquisition Consideration”	买方按照本协议约定收购标的资产的总对价，金额为2,100,000.00美元。 The total consideration for the acquisition of the Subject Assets by the Purchasers in accordance with this Agreement, in the amount of US$2,100,000.00.
“对价股” “Consideration Shares”

与收购对价同等金额的卫安智能有限公司（美国纳斯达克市场交易，代码为“GFAI”）限制股，就本协议而言，每股单价为0.20美元（即，买方1共应发放10,500,000股限制股），由买方1按照本协议约定向卖方支付。

Restricted outstanding shares of Guardforce AI Co., Limited (traded on the NASDAQ under the symbol "GFAI"), for the purposes of this Agreement, the price per share shall be US$0.20 (i.e., the Purchaser I shall issue 10,500,000 restricted shares), payable by PurchaserⅠto the Vendor in accordance with this Agreement.

“各方” “Parties”	买方和卖方的合称。 The Purchasers and the Vendor collectively.
“工作日” “Business Day”	指中华人民共和国法定节假日、公休日以外的商业银行的正常营业日。 Normal business days of commercial banks in the People's Republic of China other than legal holidays and public holidays.

1.2	释义

1.2.1	条款、附件、附表：如提及本协议，应包括本协议的任何附件、附表及本协议的完整协议；如提及条款、附表和附件，应指本协议（完整协议）的条款、附表和附件。

1.2.2	标题：本协议的各级标题仅为方便阅读而设，标题不影响对本协议内容的解释，本协议具体权利义务的界定及解释，以条款中所述具体内容为准。

1.2.3	日期：除本协议另有约定外，本协议约定的履行日或履行期间的最后一日为非工作日的，以该等非工作日后的第一个工作日作为履行日或履行期间的最后一日。

1.2.4	时间：本协议中如提及时间，均指北京时间。

1.2 Interpretation

1.2.1	Terms, Annexes, Schedules: References to this Agreement shall include any attachments, schedules and the entire agreement hereto, and references to terms, schedules and attachments shall mean the terms, schedules and attachments to this Agreement (the entire agreement).

1.2.2	Title: The titles of all levels of this Agreement are for convenience of reading only, and the titles do not affect the interpretation of the contents of this Agreement, and the specific rights and obligations of this Agreement shall be defined and interpreted in accordance with the specific contents stated in the terms and conditions.

1.2.3	Date: Unless otherwise agreed herein, if the last day of the performance date or performance period agreed herein is a non-business day, the first business day following such non-business day shall be the last day of the performance date or performance period.

1.2.4	Time: All references to time in this Agreement are to Beijing time

2.	资产收购Asset Acquisition

买方成体系地收购卖方名下有关机器人等设备的租赁、广告置换、销售等业务涉及的机器人设备、客户及业务资源权属、人力资源，卖方同意转让，具体的转让内容以买方和卖方签订的与本次收购相关的设备所有权转移合同、客户及业务资源权属确认书、人力资源转移协议内容为准。

The Purchasers systematically shall acquire the robotic equipment, customer and business resources ownership, human resources involved in the business of leasing, advertising replacement and sales of robots and other equipment under the name of the Vendor, and the Vendor agrees to the transfer, and the specific contents of the transfer shall be subject to the content of the Equipment Ownership, Customer and Business Resources Ownership Confirmation and Human Resources Transfer Agreement signed between the Purchasers and the Vendor in connection with the Acquisition.

3.	标的资产Subject Assets

本次收购的标的资产包括：

3.1	卖方名下的部分用于租赁、广告置换的机器人设备资产。

3.2	卖方关于机器人等设备的租赁、广告置换、销售业务已经与客户商定但尚未签约的业务资源。

3.3	与卖方名下机器人等设备的租赁、广告置换、销售业务相关的客户及业务资源、人力资源。

The Subject Assets of the Acquisition include:

3.1	Part of the robotics equipment assets in the name of the Vendor for lease and advertising replacement

3.2	Business resources of the Vendor regarding the leasing, advertising replacement and sales of robots and other equipment that have been agreed with customers but have not yet been contracted.

3.3	Robotic equipment, customers and business resources, human resources related to the business of leasing, advertising replacement and sales of robots and other equipment in the name of Vendor.

4.	标的资产转让安排Arrangements for the Transfer of the Subject Assets

4.1	用于租赁、广告置换的机器人设备资产：

卖方将部分用于租赁、广告置换的机器人设备资产的所有权于本协议约定的交割日转移至买方，买方同意卖方继续占有相关机器人设备，卖方相关收益和其他权利义务安排由买方卖方另行协商确定。具体的租赁、广告置换合同范围、设备清单和权利义务以买方和卖方签订的《设备所有权转移合同》为准。

4.1	Robotics equipment assets used for leasing and advertising replacement:

The Vendor shall transfer the ownership of some of the robotic equipment assets used for leasing and advertising replacement to the Purchasers on the Completion Date agreed herein, and the Purchasers agrees that the Vendor shall continue to occupy the relevant robotic equipment, any revenue and other rights and obligations related to the Vendor shall be determined through separate negotiation between the Purchasers and the Vendor. The specific scope of the leasing and advertising replacement contracts, list of equipment and rights and obligations shall be governed by the “Equipment Ownership Transfer Contract” signed by the Purchasers and the Vendor.

4.2	已商定待签约的客户资源:

对卖方已经商定尚未签约的关于机器人等设备的租赁、广告置换、销售的业务，相关的客户资源应全部转给买方，在本协议签署后，由买方与第三方客户签订业务合同。卖方及其关联方未来不得再进行机器人等设备租赁、广告置换、销售业务。具体的权利义务以买方和卖方签订的《客户及业务资源权属确认书》为准。

4.2	Customer resources agreed to be contracted:

For business on leasing, advertising replacement and sales of robots and other equipment that have been agreed upon by the Vendor and not yet contracted, all relevant customer resources shall be transferred to the Purchasers, and the Purchasers shall enter into business contracts with third party customers after the signing of this Agreement. The Vendor and its affiliates shall not conduct any future business of leasing, advertising replacement or sales of robots and other equipment. The specific rights and obligations shall be governed by the “Confirmation of Ownership of Customers and Business Resources” signed by the Purchasers and the Vendor.

4.3	客户及业务资源权属：

本次收购涉及的卖方客户及未来业务资源全部转移给买方所有，本协议签订后，该等客户及业务资源属于买方享有，卖方及其关联方不得再进行，也不得通过任何第三方进行与该等客户的机器人租赁、广告置换、销售等所有与本次收购有关的业务往来。具体权利义务以买方和卖方签订的《客户及业务资源权属确认书》为准。

4.3	Ownership of customers and business resources:

All of the Vendor’s customers and future business resources involved in the Acquisition shall be transferred to the ownership of the Purchasers, and after the signing of this Agreement, such customers and business resources shall belong to the Purchasers, and the Vendor and its affiliates shall not conduct, nor shall they conduct through any third party, all business transactions with such customers such as robot leasing, advertising replacement, sales, etc. in connection with the Acquisition. The specific rights and obligations shall be governed by the “Confirmation of Ownership of Customers and Business Resources” signed by the Purchasers and the Vendor.

4.4	人力资源：

卖方把本次收购涉及的人力资源成建制的转给买方，由买方根据实际情况进行接收。具体权利义务以买方与卖方签订的《人力资源转移协议》以及买方与员工重新签订的《劳动合同》为准。

4.4	Human resources:

The Vendor shall transfer the human resources involved in the Acquisition to the Purchasers in an organized manner, and the Purchasers will receive them according to the actual situation. The specific rights and obligations are subject to the “Human Resources Transfer Agreement” signed between the Purchasers and the Vendor and the “Labor Contract” re-signed between the Purchasers and the employees.

5.	禁止同业Prohibition of Interoperability

为保障买方和卖方本次收购之目的，交割日后，卖方及其关联方不得再从事或者通过第三方从事与本次收购标的资产相关的任何业务，所有新业务卖方须转给买方，由买方与客户对接。因主体资质或者客户要求等原因买方暂不能与客户签订业务合同的，可由卖方以卖方名义与客户签订相关业务合同并以协议安排方式将业务权益转给买方承接。买方可以根据业务的实际情况与卖方签署承接协议，同时有权利拒绝承接对于不符合买方业务发展需求的相关业务。

In order to protect the purpose of this acquisition by the Purchasers and the Vendor, after the Completion Date, the Vendor and its related parties shall not engage in or engage through a third party in any business related to the Subject Assets of the Acquisition, and all new business shall be transferred by the Vendor to the Purchasers, who shall dock with the customers. If the Purchasers are temporarily unable to enter into a business contract with the customer due to the qualification of the subject or the customer's requirements, the Vendor can enter into a relevant business contract with the customer in the name of the Vendor and transfer the business interest to the Purchasers by way of agreement arrangement. The Purchasers can sign an agreement with the Vendor according to the actual situation of the business, and at the same time have the right to refuse to undertake the relevant business that does not meet the Purchasers business development needs.

6.	知识产权Intellectual Property Rights

至本协议签署日，卖方已经拥有的知识产权（包括但不限于任何商标、专利和软件著作权），在本协议签署后，买方拥有永久无偿使用权。

The intellectual property rights (including but not limited to any trademarks, patents and software copyrights) already owned by the Vendor up to the date of this Agreement shall be used by Purchasers free of charge in perpetuity after the signing of this Agreement.

7.	估值和定价Valuation and Pricing

鉴于与卖方经营业务相关的机器等设备、客户及业务资源权属、人力资源及附属的权利义务成体系地由卖方转移给买方，各方确认本次收购构成对卖方机器人业务有关资产的整体收购，买方和卖方经过协商并参考有关估值后确定本次收购对价总金额为2,100,000.00美元。

In view of the systematic transfer of robots and other equipment，customers and business resources, human resources and ancillary rights and obligations related to the Vendor’s business from the Vendor to the Purchasers, the Parties acknowledge that the Acquisition constitutes an overall acquisition of the assets related to the Vendor’s robotics business, and the Purchasers and the Vendor has determined the total amount of the Acquisition Consideration to be US$2,100,000.00 after negotiation and with consideration to the relevant valuation.

8.	付款方式Payment methods

8.1	本次收购由买方1向卖方指定账户发行与收购对价同等金额的卫安智能有限公司（美国纳斯达克市场交易，代码为“GFAI”）的限制股方式支付。就本协议而言，每股单价为0.20美元（即，买方1共应发放10,500,000股限制股）。

8.1	The Acquisition shall be paid for by the issuance by the Purchaser Ⅰ to the Vendor designated account of an amount equal to the Acquisition Consideration in the form of restricted shares of Guardforce AI Co., Limited (traded on the NASDAQ under the symbol “GFAI”). For the purposes of this Agreement, the price per share shall be US$0.20 (i.e., the Purchaser I shall issue 10,500,000 restricted shares).

8.2	本次收购的对价股由买方1自交割日起90个日历日内完成支付。对价股发行登记至卖方指定账户视为支付完成。卖方需另行书面向买方1指定对价股接收账户。

8.2	The payment of the Consideration Shares for the Acquisition shall be completed by the Purchaser Ⅰ within 90 calendar days from the Completion Date. The payment shall be deemed completed when the Consideration Shares are issued and registered to the account designated by the Vendor. The Vendor shall separately designate in writing to the Purchaser Ⅰ the account for receiving the Consideration Shares.

9.	交割Delivery

下列条件全部满足之日为本次收购交割日，本次收购交割完成，交割日后标的资产及其收益、风险归属于买方2：

9.1	卖方经本次收购涉及的董事会和/或股东会决议，批准对本次收购相关协议的签署和履行。

9.2	买方经本次收购涉及的董事会和/或股东会决议，批准对本次收购相关协议的签署和履行。

9.3	买方和卖方完成本协议及与本次收购相关的设备所有权转移合同、客户及业务资源权属确认书、人力资源转移协议的签署。

9.4	卖方向买方完成以下资料的交付：

9.4.1 本次收购涉及的所有权应由卖方转移给买方的机器人设备资产有关的全部文件资料。

9.4.2 本次收购涉及的客户、业务资源有关的信息资料。

The date on which all of the following conditions are fulfilled shall be the Completion Date of the Acquisition, the Acquisition is completed, and the Subject Assets and their revenues and risks shall be vested in the Purchaser Ⅱ after the Completion Date：

9.1 The Vendor, by resolution of the board of directors and/or the shareholders' meeting involved in this Acquisition, approves the signing and performance of the agreements related to this Acquisition.

9.2 The Purchasers, by resolution of the board of directors and/or shareholders' meeting involved in this Acquisition, approve the signing and performance of the agreement related to this Acquisition.

9.3 The Purchasers and the Vendor complete the signing of this Agreement and the “Equipment Ownership Transfer Contract”, the “Customer and Business Resource Ownership Confirmation”, and the “Human Resources Transfer Agreement” related to this Acquisition.

9.4 The Vendor completes delivery of the following information to The Purchasers:

9.4.1 All documentation relating to the robotic equipment assets involved in this Acquisition whose ownership shall be transferred from Vendor to Purchasers.

9.4.2 Information materials related to customers and business resources involved in this Acquisition.

10.	陈述与保证Representations and warranties

10.1	卖方的陈述与保证：

10.1.1	保证向买方提供的标的资产有关的一切资料信息完整、真实。

10.1.2	保证标的资产权属无争议、无限制，并且对标的资产拥有完整的所有权，如发生有关标的资产权属的一切纠纷，由卖方负责处理并负担由此给买方造成的损失。

10.1.3	卖方具有签署本协议的资格，关于标的资产转让事宜，已根据中国法律、法规和规范性文件及公司章程的要求取得了涉及的相关权力机关的正式批准文件，履行了内部批准程序。

10.1.4	配合买方完成人力资源转移过程中涉及的员工沟通、协议签署等事项，确保妥善安置拟转移员工，员工劳动关系转移过程中及转移后不因卖方未妥善处理员工劳动关系转移相关事项产生纠纷。

10.1.5	如卖方在《人力资源转移协议》中提供的拟转移员工最终存在部分未能与买方签订劳动合同，卖方保证在合理期限内提供相等数量的替补人力资源以满足买方在本次收购项下的人员需求。

10.1.6	负责本次收购涉及的客户协调、通知等工作，为买方后续与客户业务对接提供协助。

10.1.7	交割完成后，卖方及关联方不再从事或向任何第三方透露信息使其从事与本次收购相关的任何同类业务。

10.1.8	本次收购的客户及业务资源信息在任何时候不以任何方式告知、透露给第三方。

10.1 Representations and warranties of the Vendor:

10.1.1 Guarantee that all information and materials related to the Subject Assets provided to the Purchasers are complete and true.

10.1.2 Guarantee that the ownership of the Subject Assets is undisputed and unrestricted and that they have complete ownership of the Subject Assets, and that the Vendor shall be responsible for handling and bearing the losses caused to the Purchasers in the event of all disputes concerning the ownership of the Subject Assets.

10.1.3 The Vendor is qualified to sign this Agreement and, with respect to the transfer of the Subject Assets, have obtained formal approval documents from the relevant authorities involved and fulfilled the internal approval procedures in accordance with the requirements of the laws, regulations and regulatory documents of the PRC and the Articles of association of the companies.

10.1.4 Cooperate with the Purchasers to complete the employee communication and agreement signing involved in the process of human resources transfer to ensure that the employees to be transferred are properly placed and that no disputes arise from the Vendor failure to properly handle matters related to the transfer of employee labor relations during and after the transfer.

10.1.5 If some of the employees to be transferred provided by the Vendor in the Human Resources Transfer Agreement eventually fail to sign employment contracts with the Purchasers, the Vendor shall undertake to provide an equal number of replacement human resources within a reasonable period of time to meet the Purchasers’ personnel requirements under the Acquisition.

10.1.6 To be responsible for the coordination and notification of the customers involved in the Acquisition, and to provide assistance to the Purchasers in the subsequent business interface with the customers.

10.1.7 After the Completion Date, the Vendor and the related Parties shall not engage in or disclose information to any third party to enable them to engage in any similar business related to this Acquisition.

10.1.8 The information of the customers and business resources of the Acquisition shall not be informed or disclosed to any third party in any way at any time.

10.2	买方的陈述与保证：

10.2.1	买方具有签署本协议的资格，根据法律、法规和规范性文件及公司章程的要求履行了所涉及相关权利机关的批准程序，履行了内部必要的批准程序。

10.2.2	保证按照本协议的约定履行支付义务。

10.2 Representations and warranties of the Purchasers:

10.2.1 The Purchasers are qualified to sign this Agreement, have fulfilled the approval procedures of the relevant right authorities involved and have performed the necessary internal approval procedures in accordance with the requirements of laws, regulations and normative documents and the Articles of association of the companies.

10.2.2 Guarantees the performance of payment obligations in accordance with the Agreement.

11.	违约责任及协议的解除Liability for Breach of Contract and Termination of Agreement

11.1	经本协议各方协商一致，可以书面方式共同解除本协议.

11.1	The Parties to this Agreement may mutually terminate this Agreement in writing by mutual agreement.

11.2	如本协议签约的任何一方违反本协议任何一项承诺、保证及或其他义务，违约方在承担相关违约和赔偿责任后，仍应继续履行本协议。

11.2	If either party to this Agreement breaches any of its undertakings, warranties and or other obligations hereunder, the breaching party shall continue to perform this Agreement subject to its liability for such breach and indemnity.

11.3	如因卖方原因导致不能完成本次收购交割条件或标的资产交付，视为卖方违约，如违约事项超过【30】日历日仍未解决的，买方有权解除本协议，并要求卖方赔偿买方所遭受的实际损失。

11.3	If the conditions of delivery of this Acquisition or delivery of the Subject Assets cannot be completed due to the Vendor, the Vendor shall be deemed to be in default, and if the matter of default remains unresolved for more than [30] calendar days, the Purchasers shall have the right to terminate this Agreement and require the Vendor to compensate the Purchasers for the actual losses suffered.

11.4	如因买方原因导致不能完成本次收购交割条件或收购对价支付，视为买方违约，如违约事项超过【30】日历日仍未解决的，卖方有权解除本协议，并要求买方赔偿卖方所遭受的实际损失。

11.4.	If the Purchasers fails to complete the terms of delivery of this Acquisition or payment of the Acquisition consideration due to the Purchasers, the Purchasers shall be deemed to be in default, and if the matter of default remains unresolved for more than [30] calendar days, the Vendor shall have the right to terminate this Agreement and require the Purchasers to compensate the Vendor for the actual loss suffered.

11.5	如卖方违反本协议禁止同业条款、知识产权条款、陈述与保证条款，导致本次收购目的不能实现的，视为卖方违约，如违约事项超过【30】日历日仍未解决的，买方有权解除本协议，并要求卖方赔偿买方所遭受的实际损失。

11.5	If the Vendor violates the Prohibitions of Interoperability clause, the Intellectual Property Rights clause and the Representations and Warranties clause of this Agreement, resulting in the failure to achieve the purpose of the Acquisition, the Vendor shall be deemed to be in default, and if the matter of default remains unresolved for more than [30] calendar days, the Purchasers shall have the right to terminate this Agreement and require the Vendor to compensate the Purchasers for the actual losses suffered.

11.6	因卖方的原因导致本协议解除的，卖方应自解除本协议的书面通知发出之日起【30】日历日内退还所有买方已支付的款项,包括无条件协助买方取消对价股的登记，并按照本协议约定向买方承担违约责任。

11.6	If the termination of this Agreement is caused by the Vendor, the Vendor shall refund all payments paid by the Purchasers, including unconditionally assisting the Purchasers to cancel the registration of the Consideration Shares, within [30] calendar days from the date of the written notice of termination of this Agreement, and shall be liable to the Buyer for breach of contract in accordance with this Agreement.

11.7	除本协议“违约责任”条款外，本协议其余条款约定的相关补救措施、违约责任、补偿责任、赔偿责任等仍然有效，该等条款与“违约责任”条款存在重复或重合的，以责任约定较重的条款为准。

11.7	Except for the “Liability for Breach” clause of this Agreement, the remedies, liability for breach of contract, liability for compensation, liability for damages, etc. agreed in the remaining clauses of this Agreement shall remain in effect, and in case of duplication or overlap between such clauses and the "Liability for Breach" clause, the clause with the greater liability shall prevail.

12.	完整性Completeness

本协议及其附件、附表、补充协议、备忘录，以及买方和卖方签订的与本次收购有关的系列协议，包括但不限于设备所有权转让合同、客户及业务资源权属确认书、人力资源转移协议等，为实现本次收购目的的全部交易文件构成完整协议。

This Agreement and its annexes, schedules, supplements, memoranda, and the series of agreements entered into by Vendor and Purchasers in connection with this Acquisition, including but not limited to the Equipment Ownership Transfer Contract, the Customer and Business Resources Ownership Confirmation, and the Human Resources Transfer Agreement, all of the transaction documents to achieve the purpose of this Acquisition constitute a complete agreement.

13.	保密Confidentiality

本次收购中，对买方与卖方对所了解的全部资料和信息，包括但不限于买方、卖方以及本次收购相关的机器人等设备、客户及业务资源、人力资源等全部情况，本协议所列的签约各方均有义务予以相互保密，除非法律有明确规定或司法机关强制要求，任何一方不得对外公开或使用。

In this Acquisition, all materials and information known to the Purchasers and the Vendor, including but not limited to all information about the Purchasers, the Vendor and the robots and other equipment, customers and business resources, human resources, etc. related to this Acquisition, the contracting parties listed in this Agreement are obligated to keep each other confidential and no party shall disclose or use them to the public except as expressly provided by law or compelled by judicial authorities.

14.	成本和费用Costs and Expenses

各方应自行承担其准备和完成本协议以及与此有关的任何其他文件和与本次收购有关的法律和专业费用、交易税款等成本和费用。

Each party shall bear its own costs and expenses for the preparation and completion of this Agreement and any other documents relating thereto and legal and professional fees, transaction taxes, etc. in connection with this Acquisition.

15.	成立及生效Establishment and Effectiveness

本协议经各方法人的法定代表人（或授权代表）签字并加盖法人公章之日起成立并生效。

This Agreement is established and effective on the date when it is signed by the legal representative (or authorized representative) of the Parties and sealed with the official seal of the legal entity.

16.	法律适用及争议解决Legal Application and Dispute Resolution

本协议受中国大陆法律管辖并按其解释。因本协议引起或与本协议有关的所有争议均由中国大陆法院管辖。

This Agreement shall be governed by and construed in accordance with the laws of mainland China. All disputes arising out of or relating to this Agreement shall be subject to the jurisdiction of the courts of mainland China.

17.	通知Notices

17.1	根据本协议允许或要求提供的所有通知、请求、报告和其他通信应通过信件或电子邮件的方式对书面通知进行有效送达。

17.1	All notices, requests, reports and other communications permitted or required to be given under this Agreement shall be validly served by letter or email to written notices.

17.2	除非一方收到其他方更改地址的书面通知，所有的通知和书面通讯应送至各方下述通讯地址：

17.2	Unless a party receives written notice of a change of address from another party, all notices and written communications shall be delivered to the parties at the following mailing addresses:

卖方/Vendor：

联系地址/ Contact Address：深圳市南山区侨乡路4068号智慧广场C座8楼/8/F, BLK C, Wisdom Plaza, 4068 Qiaoxiang RD, Nanshan, Shenzhen 518054, China

联系人/Contact Person：涂静一/Jingyi Tu

电话号码/Phone Number：+86-18861802708

电子邮箱/E-mail：jingyi.tu@szkwrobot.com

买方/Purchasers：

联系地址/ Contact Address：香港九龙红磡鹤园东街3号卫安中心5楼01室/Unit 01, 5/F., Guardforce Center, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong

联系人/Contact Person：王蕾/Lei Wang

电话号码/Phone Number：+86-13609617439

电子邮箱/E-mail：olivia.wang@guardforceai.com

18.	其他Other

18.1	本协议以中英文起草，如有歧义，以中文版本为准

18.1	This Agreement is drafted in English and Chinese, and in case of discrepancies, the Chinese version shall prevail.

18.2	本协议壹式叁份，卖方执壹份，买方执贰份，每份具有同等法律效力。

18.2	This Agreement shall be executed in three copies, one by Vendor and two by Purchasers, each of which shall have the same legal effect.

18.3	本协议签署后，本协议所赖以存在的客观情况发生变化，需要对本协议进行调整、修订或补充的，由本协议签署各方另行达成书面补充协议。

18.3	If, after the signing of this Agreement, the objective circumstances on which this Agreement is based change and it is necessary to adjust, amend or supply this Agreement, the Parties to this Agreement shall reach a separate supplementary agreement in writing.

（签名页如下）

(Signature page to follow)

本协议各方已于本协议首页规定的日期签署本协议：

AS WITNESS whereof the Parties hereto have signed this Agreement on the date set forth on the first page of this Agreement.

卖方（盖章）/Vendor (seal)：
签字：	涂静一，授权代表
Signature:	Jingyi Tu, Authorized Representative

买方I（盖章）/Purchaser I (seal)：
签字：	王蕾，授权代表
Signature:	Lei Wang, Authorized Representative

买方II（盖章）/Purchaser II (seal)：
签字：	贾林，法定代表人
Signature:	Lin Jia, Legal Representative